3-16-04

04001691

) STATES
CHANGE COMMISSION
n, D.C. 20549

UT 3-4-04

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAIL PROCESSING SECTION FEB 27 2004 WASH. D.C. 155

SEC FILE NUMBER
8- 51517

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2003 (MM/DD/YY) AND ENDING DECEMBER 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRANS WORLD SECURITIES, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6274 LAKESHORE ROAD
(No. and Street)

CICERO	NY	13039
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

OVADIA AVRAHAM (315) 698-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIMALDI & ASSOCIATES CPAs, P.L.L.C.
(Name – *if individual, state last, first, middle name*)

650 JAMES STREET	SYRACUSE	NY	13203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, OVADIA AVRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TRANS WORLD SECURITIES, LLC, as of DECEMBER 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

JOSEPH H. ROTH
Notary Public In the State of New York
Residing in Onondaga County
My Commission Expires Nov. 30, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (O) INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TRANS WORLD SECURITIES LLC

FINANCIAL STATEMENTS

Year Ended December 31, 2003

TABLE OF CONTENTS

TRANS WORLD SECURITIES LLC

GRIMALDI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

INDEPENDENT AUDITORS' REPORT

Board of Directors of
Trans World Securities LLC
Cicero, New York

We have audited the accompanying statement of financial condition of **TRANS WORLD SECURITIES LLC** as of December 31, 2003, and the related statements of income and changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **TRANS WORLD SECURITIES LLC** as of December 31, 2003 and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supporting schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grimaldi & Associates

GRIMALDI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 6, 2004

650 JAMES STREET, SYRACUSE, NEW YORK 13203 • TEL (315) 472-1040 • FAX (315) 472-1099
Members of: American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section
www.grimaldicpa.com

TRANS WORLD SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
Year Ended December 31, 2003

ASSETS		
Cash	$	15,904
Commissions receivable		1,275
Prepaid expenses		1,591
Securities owned, not readily marketable, at estimated fair value		3,300
Furniture and equipment, at cost, less accumulated depreciation of $4,517		1,405
TOTAL ASSETS	$	23,475
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Accounts payable, accrued expenses and other liabilities	$	5,670
Total liabilities		5,670
MEMBER'S EQUITY		17,805
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	23,475

The accompanying notes are an integral part of these financial statements.

TRANS WORLD SECURITIES LLC

STATEMENT OF INCOME AND CHANGES IN MEMBERS' EQUITY

For the Year Ended December 31, 2003

REVENUE	
Commissions	$ 51,967
Total revenue	51,967
EXPENSES	
Other operating expenses	11,588
Total expenses	11,588
NET INCOME	40,379
MEMBER'S EQUITY, BEGINNING OF YEAR	27,426
MEMBER'S DISTRIBUTIONS	(50,000)
MEMBER'S EQUITY, END OF YEAR	$ 17,805

The accompanying notes are an integral part of these financial statements.

TRANS WORLD SECURITIES LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2003

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	40,379
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		714
(Increase) decrease in:		
Commission receivable		(1,275)
Prepaid expenses		1
Increase (decrease) in:		
Accounts payable		3,030
NET CASH PROVIDED BY OPERATING ACTIVITIES		42,849
CASH FLOWS FROM FINANCING ACTIVITIES		
Member's distributions		(50,000)
NET CASH USED BY FINANCING ACTIVITIES		(50,000)
NET INCREASE (DECREASE) IN CASH		(7,151)
CASH BALANCE, BEGINNING OF YEAR		23,055
CASH BALANCE, END OF YEAR	$	15,904
SUPPLEMENTAL DISCLOSURES		
Interest paid	$	--
Taxes paid	$	--

The accompanying notes are an integral part of these financial statements.

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

Trans World Securities LLC is registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD), and its business consists of the distribution of mutual funds (application only) and/or selling variable life insurance or annuities. The Company is a New York (U.S.A.) limited liability company formed on August 3, 1998. The business is located in Cicero, New York (U.S.A.). The Company began transacting business in June 1999.

Income Taxes

The Company is treated as a sole proprietorship for federal income tax purposes. Consequently, all tax effects of the Company's income or loss are passed through to the member individually.

Basis of Accounting

Assets, liabilities, revenues and expenses are recognized on the accrual basis of accounting for financial reporting and income tax purposes.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all short-term debt securities purchased with a maturity of three months or less to be cash equivalents.

Securities Transactions

Securities transactions and related commission revenue and expenses are recorded on a settlement date basis, generally the third business day following the transaction date.

Allowance for Doubtful Accounts

Bad debts are recorded on the reserve method. Management has determined that no reserve was necessary at year end as all accounts are considered collectible.

NOTE 1 – (CONTINUED)

Use of Estimates in the Preparation of Financial Statements

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that management uses.

Fixed Assets

Fixed assets are state at cost.

Advertising

The Company expenses advertising costs as incurred. Advertising expense was $3,250 for the year ended December 31, 2003, and is included in operating expenses in the statements of income.

NOTE 2 – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Due to this requirement, member's capital could, under certain circumstances, be restricted as to withdrawals. At December 31, 2003, the Company had net capital of $10,234 which was $5,234 in excess of its required net capital of $5,000 for 2003. The Company's net capital ratio was .55 to 1 at December 31, 2003.

NOTE 3 – DEPRECIATION

Depreciation of fixed assets is provided primarily under the straight-line and accelerated methods with estimated useful lives as shown below.

	Accumulated Depreciation 12/31/03	Lives
Furniture and equipment	$ 4,517	3-7 years
Total	$ 4,517	

Depreciation expense for the year ended December 31, 2003 amounted to $714.

NOTE 4 – EXPENSES AGREEMENT

The Company has entered into an expense agreement with an affiliated organization as part of its business plan. The affiliate will pay the following expenses on behalf of Trans World Securities LLC: rent, salaries, telephone, equipment, office supplies, travel and entertainment, furnishings, postage and messengers, leasehold improvements, mail and subscriptions, legal, accounting and consulting fees. The Company will not be required to reimburse the affiliate for said expenses.

NOTE 5 – EQUITY SECURITIES

The cost and fair value of equity securities as of December 31, 2003 were as follows:

2003	Cost	Fair Value
Not readily marketable	$ 3,300	$ 3,300

The common stock is an IPO that is not yet marketable.

NOTE 6 – REPORT ON ANY MATERIAL INADEQUACIES

No material inadequacies existed or were found to have existed since the date of inception.

TRANS WORLD SECURITIES LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2003

NET CAPITAL		
Total stockholders' equity qualified for net capital		$ 17,805
Total capital		
Deductions and/or charges:		
Non-allowable assets:		
Commissions receivable	$ 1,275	
Prepaid expenses	1,591	
Fixed assets	1,405	
Securities owned, not readily available	3,300	7,571
Net capital before haircuts on securities positions		10,234
Haircuts on options [computed pursuant to rule 15c3-1(f)]		--
NET CAPITAL		$ 10,234
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Other accounts payable and accrued expenses		$ 5,670
TOTAL AGGREGATE INDEBTEDNESS		$ 5,670
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Total minimum net capital required at 6 2/3% of aggregate indebtedness		$ 378
Statutory requirement		$ 5,000
Excess net capital		$ 5,234
Excess net capital at 1,500%		$ 4,564
Excess net capital at 1,000%		$ 9,667
Ratio: Aggregate indebtedness to net capital		.55 to 1
RECONCILIATION WITH COMPANY'S COMPUTATION (Included in Part II of Form X-17A-5 as of December 31, 2003)		
Net capital, as reported in Company's Part II (unaudited) FOCUS report		$ 10,263
Reduction (increase) in accounts payable		(29)
NET CAPITAL PER ABOVE		$ 10,234

TRANS WORLD SECURITIES LLC

SUPPLEMENTARY INFORMATION

PURSUANT TO RULE 17A-5 OF THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2003

The accompanying schedules are prepared in accordance with the requirements and general format of FOCUS Form X-17A-5. The Company is exempt under SEC rule 15c3-3 paragraph (k)(2)(iii) from having a special reserve bank account for the exclusive benefit of customers. The Company promptly transmits all funds and delivers all securities received in connection with its activities as a broker, and does not otherwise hold funds or securities for, or owe money or securities to, customers.

GRIMALDI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

Board of Directors of
Trans World Securities LLC
Cicero, New York

In planning and performing our audit of the financial statements and supplemental schedules of **TRANS WORLD SECURITIES LLC** (the Company), for the year ended December 31, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

650 JAMES STREET, SYRACUSE, NEW YORK 13203 • TEL (315) 472-1040 • FAX (315) 472-1099
Members of: American Institute of Certified Public Accountants • NYS Society of Certified Public Accountants • AICPA Private Companies Practice Section
www.grimaldicpa.com

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the New York Stock Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used by anyone other than these specified parties.

Grimaldi & Associates

GRIMALDI & ASSOCIATES
CERTIFIED PUBLIC ACCOUNTANTS, P.L.L.C.
February 6, 2004